As filed with the Securities and Exchange Commission on August 9, 2011.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement

under Section 13(e) of the Securities Exchange Act of 1934

Global Traffic Network, Inc.

Name of Subject Company (issuer)

GTCR Gridlock Acquisition Sub, Inc.

GTCR Gridlock Holdings (Cayman), L.P.

GTCR Gridlock Holdings, Inc.

GTCR Gridlock Partners, Ltd.

GTCR Fund X/A AIV LP

GTCR Fund X/C AIV LP

GTCR Investment X AIV Ltd.

Global Traffic Network, Inc.

William L. Yde III

(Names of Filing Persons)

Common Stock, $.001 Par Value Per Share

(Title of Class of Securities)

37947B103

(CUSIP Number of Class of Securities)

Christian B. McGrath

GTCR Gridlock Holdings (Cayman), L.P.

300 N. LaSalle Street, Suite 5600

Chicago, Illinois

(312) 382-2200

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Thomas C. Janson David Schwartz Milbank, Tweed, Hadley & McCloy LLP One Chase Manhattan Plaza New York, NY 10005 (212) 530-5000	William L. Yde III Global Traffic Network, Inc. 880 Third Avenue, 6th Floor New York, NY 10022 (212) 896-1255	Edward Sonnenschein Bradley C. Faris Latham & Watkins LLP 885 Third Avenue New York, NY 10022 (212) 906-1200

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$283,276,196.00	$32,888.37

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 20,234,014 shares of common stock, par value $.001 per share, of Global Traffic Network, Inc. at a purchase price of $14.00 per share. Such number of shares consists of (i) 19,060,350 shares of common stock issued and outstanding as of July 22, 2011, and (ii) 1,173,664 shares of common stock that are expected to be issuable before the expiration of the Offer under options and other rights to acquire shares of common stock.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.00011610 of the transaction valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $32,888.37	Filing Party: GTCR Gridlock Acquisition Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: August 9, 2011

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Schedule 13e-3” or the “Transaction Statement”) is filed by (a) GTCR Gridlock Acquisition Sub, Inc., a Nevada corporation (the “Purchaser”), (b) GTCR Gridlock Holdings (Cayman), L.P., a Cayman Islands exempted limited partnership (“Parent”), (c) GTCR Gridlock Holdings, Inc., a Delaware corporation (“U.S. Parent”), (d) GTCR Gridlock Partners, Ltd., a Cayman Islands limited company (“Gridlock Partners”), (e) GTCR Fund X/A AIV LP, a Cayman Islands exempted limited partnership (“Fund X/A AIV”), (f) GTCR Fund X/C AIV LP, a Cayman Islands exempted limited partnership (“Fund X/C AIV”), (g) GTCR Investment X AIV Ltd., a Cayman Islands limited company (“GTCR” and, together with the Purchaser, Parent, U.S. Parent, Gridlock Partners, Fund X/A AIV and Fund X/C AIV, the “Purchaser Group”), (h) William L. Yde III (the “Chairman”) and (i) Global Traffic Network, Inc., a Nevada corporation (“Global” and, together with the Purchaser Group and the Chairman, the “Filing Persons”). This Transaction Statement relates to the tender offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $.001 per share (the “Shares”), of Global, at a purchase price of $14.00 per Share, payable net to the seller in cash, without interest and less applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 9, 2011 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”) (which, as amended or supplemented from time to time, together constitute the “Offer”).

This Transaction Statement also relates to the Agreement and Plan of Merger, dated as of August 2, 2011, by and among Parent, U.S. Parent, Purchaser and Global (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the making of the Offer by the Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of all of the conditions to the Merger (as defined below), including, if required, a vote of Global’s shareholders, the Purchaser will be merged with and into Global, with Global surviving the Merger as a wholly-owned subsidiary of U.S. Parent (the “Merger”). At the effective time of the Merger, each Share then outstanding (other than Shares owned by Parent or its direct or indirect wholly-owned subsidiaries, or Global) will be converted into the right to receive the Offer Price in cash, without interest and less any applicable withholding tax.

In connection with the Merger Agreement, the Chairman entered into a Contribution, Non-Tender and Support Agreement, dated as of August 2, 2011, with Parent (the “Contribution Agreement”), which is attached as Exhibit (d)(2) to this Transaction Statement. As a result of the transactions contemplated by the Contribution Agreement, Purchaser, Parent and U.S. Parent may be considered an affiliate of Global, and the transactions contemplated by the Merger Agreement may be considered to constitute a “going private” transaction under Rule 13e-3 under the Exchange Act. Therefore, the Purchaser Group may be required to, among other things, express their reasons for the transactions described in the Offer to Purchase, a copy of which is filed as Exhibit (a)(1)(A) to the Schedule TO dated August 9, 2011, and their views as to the fairness of the transactions to Global’s unaffiliated stockholders. The Filing Persons make the statements in this Transaction Statement solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

Concurrent with the filing of this Transaction Statement, Purchaser and Parent are filing a Tender Offer Statement on Schedule TO (as may be amended from time to time, the “Schedule TO”) in connection with the Offer and Global is filing a Schedule 14D-9 Solicitation/Recommendation Statement (as may be amended from time to time, the “Schedule 14D-9”) in connection with the Offer. A copy of the Schedule 14D-9 is attached as Exhibit (a)(2)(A) to this Transaction Statement.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Offer to Purchase and the Schedule 14D-9 of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Schedule TO and the Schedule 14D-9, including all annexes thereto, is incorporated by reference herein, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in Schedule TO and Schedule 14D-9 and the annexes thereto. All information contained or incorporated by reference in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons takes responsibility for the accuracy of any information not supplied by such Filing Person.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under the caption “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)	Name and address.

The name of the subject company and the issuer of the securities is Global Traffic Network, Inc. (“Global”). Global’s principal executive offices are located at 880 Third Avenue, 6th Floor, New York, New York 10022. The telephone number at Global’s principal executive offices is (212) 896-1255.

(b)	Securities.

The information set forth in the Offer to Purchase under the caption “Introduction” is incorporated herein by reference and the information in the Schedule 14D-9 under the caption “Item 1. Subject Company Information — (b) Class of Securities” is incorporated herein by reference.

(c)	Trading market and price.

The information set forth in the Offer to Purchase under the caption “The Offer — Section 6. Price Range of the Shares; Dividends on the Shares” is incorporated herein by reference.

(d)	Dividends.

The information set forth in the Offer to Purchase under the caption “The Offer — Section 6. Price Range of the Shares; Dividends on the Shares” is incorporated herein by reference.

(e)	Prior public offerings.

Not applicable

(f)	Prior stock purchases.

Not applicable

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	Name and address.

This Schedule 13e-3 is filed by the Filing Persons. The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Introduction”; “The Offer — Section 8. Certain Information Concerning Global”; “The Offer — Section 9. Certain Information Concerning Parent, U.S. Parent and the Purchaser” and “Schedule I” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 1. Subject Company Information — (a) Name and Address”; “Item 8. Additional Information To Be

Furnished — (c) Other material information — (7) Section 14(f) Information Statement”; and “Annex A” is incorporated herein by reference.

(b)	Business and background of entities.

The information set forth in the Offer to Purchase under the captions “The Offer — Section 8. Certain Information Concerning Global”; “The Offer — Section 9. Certain Information Concerning Parent, U.S. Parent and the Purchaser” and “Schedule I” is incorporated herein by reference.

(c)	Business and background of natural persons.

The information set forth in the Offer to Purchase under the captions “The Offer — Section 9. Certain Information Concerning Parent, U.S. Parent and the Purchaser” and “Schedule I” is incorporated herein by reference and the information in the Schedule 14D-9 under the captions “Item 8. Additional Information To Be Furnished — (c) Other material information — (7) Section 14(f) Information Statement” and “Annex A” is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)	Material terms.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Introduction”; “Special Factors — Section 5. Effects of the Offer”; “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements”; “Special Factors — Section 7. Dissenter’s Rights; Rule 13e-3”; “The Offer — Section 1. Terms of the Offer”; “The Offer — Section 2. Acceptance for Payment and Payment for Shares”; “The Offer — Section 3. Procedure for Tendering Shares”; “The Offer — Section 4. Withdrawal Rights”; “The Offer — Section 5. Certain Material U.S. Federal Income Tax Consequences”; “The Offer — Section 7. Effect of the Offer on the Market for the Shares; NASDAQ Global Market Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations” and “The Offer — Section 11. Conditions of the Offer” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations And Agreements”; “Item 4. The Solicitation Or Recommendation”; “Item 8. Additional Information To Be Furnished — (c) Other material information — (2) Dissenter’s Rights”; “Item 8. Additional Information To Be Furnished — (c) Other material information — (4) Top-Up Option” and “Item 8. Additional Information To Be Furnished — (c) Other material information — (5) Short Form Merger” is incorporated herein by reference.

(c)	Different terms.

The information set forth in the Offer to Purchase under the captions “Introduction”; “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 5. Effects of the Offer”; “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements”; “Special Factors — Section 7. Dissenter’s Rights; Rule 13e-3”; “Special Factors — Section 8. Transactions and Arrangements Concerning the Shares” and “Special Factors — Section 10. Interests of Directors and Executive Officers in the Offer and the Merger” of the Offer to Purchase is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 3. — Past Contacts, Transactions, Negotiations And Agreements”; “Item 4. The Solicitation Or Recommendation” and “Item 6. Interest In Securities Of The Subject Company” is incorporated herein by reference.

(d)	Appraisal rights.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Introduction”; “Special Factors — Section 7. Dissenter’s Rights; Rule 13e–3” and “The Offer — Section 9. Certain Information Concerning Parent, U.S. Parent and the Purchaser” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the caption “Item 8. Additional Information To Be Furnished — (c) Other material information — (2) Dissenter’s Rights” is incorporated herein by reference.

(e)	Provisions for unaffiliated security holders.

The information set forth in the Offer to Purchase under the caption “The Offer — Section 9. Certain Information Concerning Parent, U.S. Parent and the Purchaser” is incorporated herein by reference.

(f)	Eligibility for listing or trading.

Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)	Transactions.

The information set forth in the Offer to Purchase under the captions “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 8. Transactions and Arrangements Concerning the Shares”; “Special Factors — Section 9. Certain Relationships between Parent, U.S. Parent or the Purchaser and Global” and “Special Factors — Section 10. Interests of Directors and Executive Officers in the Offer and the Merger” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations And Agreements”; “Item 4. The Solicitation Or Recommendation”; “Item 8. Additional Information To Be Furnished — (c) Other material information — (7) Section 14(f) Information Statement” and “Annex A” is incorporated herein by reference.

(b)-(c) Significant corporate events; Negotiations or contacts.

The information set forth in the Offer to Purchase under the captions “Introduction”; “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for Global after the Offer and the Merger”; “Special Factors — Section 3. Recommendation by Global’s Board of Directors and the Special Committee”; “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements”; “Special Factors — Section 7. Dissenter’s Rights; Rule 13e-3”; “Special Factors — Section 8. Transactions and Arrangements Concerning the Shares”; “Special Factors — Section 9. Certain Relationships between Parent, U.S. Parent or the Purchaser and Global” and “The Offer — Section 9. Certain Information Concerning Parent, U.S. Parent and the Purchaser” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations And Agreements”; “Item 4. The Solicitation Or Recommendation”; “Item 8. Additional Information To Be Furnished — (c) Other material information — (4) Top-Up Option”; “Item 8. Additional Information To Be Furnished — (c) Other material information — (5) Short Form Merger”; “Item 8. Additional Information To Be Furnished — (c) Other material information — (7) Section 14(f) Information Statement” and “Annex A” is incorporated herein by reference is incorporated herein by reference.

(e)	Agreements involving the subject company’s securities.

The information set forth in the Offer to Purchase under the captions “Introduction”; “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for Global after the Offer and the Merger”; “Special Factors — Section 3. Recommendation by Global’s Board of Directors and the Special Committee”; “Special Factors — Section 4. Position of William L. Yde III and the Purchaser Group Regarding Fairness of the Offer and the Merger”; “Special Factors — Section 5. Effects of the Offer”; “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements”; “Special Factors — Section 8. Transactions and Arrangements Concerning the Shares”; “Special Factors — Section 10. Interests of Directors and Executive Officers in the Offer and the Merger”; “The Offer — Section 9. Certain Information Concerning Parent, U.S. Parent and the Purchaser” and “The Offer — Section 10. Source and Amount of Funds” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations And Agreements”; “Item 4. The Solicitation Or Recommendation”; “Item 8. Additional Information To Be Furnished — (c) Other material information — (4) Top-Up Option”; “Item 8. Additional Information To Be Furnished — (c) Other material information — (5) Short Form

Merger”; “Item 8. Additional Information To Be Furnished — (c) Other material information — (7) Section 14(f) Information Statement” and “Annex A” is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)	Use of securities acquired.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for Global After the Offer and the Merger”; “Special Factors — Section 5. Effects of the Offer”; “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements” and “The Offer — Section 7. Effect of the Offer on the Market for the Shares; NASDAQ Global Market Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations And Agreements”; “Item 4. The Solicitation Or Recommendation”; “Item 8. Additional Information To Be Furnished — (c) Other material information — (4) Top-Up Option” and “Item 8. Additional Information To Be Furnished — (c) Other material information — (5) Short Form Merger” is incorporated herein by reference.

(c)	(1)-(8) Plans.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for Global after the Offer and the Merger”; “Special Factors — Section 5. Effect of the Offer”; “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements”; “The Offer — Section 7. Effect of the Offer on the Market for the Shares; NASDAQ Global Market Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations” and “The Offer — Section 10. Source and Amount of Funds” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations And Agreements”; “Item 4. The Solicitation Or Recommendation”; “Item 8. Additional Information To Be Furnished — (c) Other material information — (4) Top-Up Option”; “Item 8. Additional Information To Be Furnished — (c) Other material information — (5) Short Form Merger”; “Item 8. Additional Information To Be Furnished — (c) Other material information — (7) Section 14(f) Information Statement” and “Annex A” is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)	Purposes.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for Global after the Offer and the Merger” and “Special Factors — Section 4. Position of William L. Yde III and the Purchaser Group Regarding Fairness of the Offer and the Merger” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 4. The Solicitation Or Recommendation” and “Item 5. Persons/Assets Retained, Employed, Compensated Or Used” is incorporated herein by reference.

(b)	Alternatives.

The information set forth in the Offer to Purchase under the captions “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for Global after the Offer and the Merger” and “Special Factors — Section 3. Recommendation by Global’s Board of Directors and the Special Committee” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation Or Recommendation” and “Item 5. Persons/Assets Retained, Employed, Compensated Or Used” is incorporated herein by reference.

(c)	Reasons.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for Global after the Offer and the Merger”; “Special Factors — Section 3. Recommendation by Global’s Board of Directors and the Special Committee”; “Special Factors — Section 4. Position of William L. Yde III and the Purchaser Group Regarding Fairness of the Offer and the Merger”; “Special Factors — Section 5. Effects of the Offer” and “The Offer — Section 7. Effect of the Offer on the Market for the Shares; NASDAQ Global Market Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 4. The Solicitation Or Recommendation” and “Item 5. Persons/Assets Retained, Employed, Compensated Or Used” is incorporated herein by reference.

(d)	Effects.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Special Factors — Section 2. Purpose of and Reasons for the Offer; Plans for Global after the Offer and the Merger”; “Special Factors — Section 5. Effects of the Offer”; “Special Factors — Section 7. Dissenter’s Rights; Rule 13e–3”; “Special Factors — Section 10. Interests of Directors and Executive Officers in the Offer and the Merger”; “The Offer — Section 5. Certain Material U.S. Federal Income Tax Consequences” and “The Offer — Section 7. Effect of the Offer on the Market for the Shares; NASDAQ Global Market Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations And Agreements”; “Item 4. The Solicitation Or Recommendation”; “Item 5. Persons/Assets Retained, Employed, Compensated Or Used”; “Item 8. Additional Information To Be Furnished — (c) Other material information — (2) Dissenter’s Rights”; “Item 8. Additional Information To Be Furnished — (c) Other material information — (4) Top-Up Option”; “Item 8. Additional Information To Be Furnished — (c) Other material information — (5) Short Form Merger”; “Item 8. Additional Information To Be Furnished — (c) Other material information — (7) Section 14(f) Information Statement” and “Annex A” is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION.

(a)	Fairness.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Introduction”; “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 3. Recommendation by Global’s Board of Directors and the Special Committee”; “Special Factors — Section 4. Position of William L. Yde III and the Purchaser Group Regarding Fairness of the Offer and the Merger” and “The Offer — Section 8. Certain Information Concerning Global” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the caption “Item 4. The Solicitation Or Recommendation” and “Item 5. Persons/Assets Retained, Employed, Compensated Or Used” is incorporated herein by reference.

(b)	Factors considered in determining fairness.

The information set forth in the Offer to Purchase under the captions “Introduction”; “Special Factors — Section 3. Recommendation by Global’s Board of Directors and the Special Committee”; “Special Factors — Section 4. Position of William L. Yde III and the Purchaser Group Regarding Fairness of the Offer and the Merger” and “The Offer — Section 8. Certain Information Concerning Global” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 4. The Solicitation Or Recommendation” and “Item 5. Persons/Assets Retained, Employed, Compensated Or Used” is incorporated herein by reference.

(c)	Approval of security holders.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Introduction”; “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 3. Recommendation by Global’s Board of Directors and the Special Committee”; “Special Factors — Section 4. Position of William L. Yde III and the Purchaser Group Regarding Fairness of the Offer and the Merger”; “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements”; “The Offer — Section 1. Terms of the Offer” and “The Offer — Section 11. Conditions of the Offer” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations And Agreements”; “Item 4. The Solicitation Or Recommendation”; “Item 8. Additional Information To Be Furnished — (c) Other material information — (4) Top-Up Option” and “Item 8. Additional Information To Be Furnished — (c) Other material information — (5) Short Form Merger” is incorporated herein by reference.

(d)	Unaffiliated representative.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Introduction”; “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 3. Recommendation by Global’s Board of Directors and the Special Committee” “Special Factors — Section 4. Position of William L. Yde III and the Purchaser Group Regarding Fairness of the Offer and the Merger” and “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations And Agreements”; “Item 4. The Solicitation Or Recommendation” and “Item 5. Persons/Assets Retained, Employed, Compensated Or Used” is incorporated herein by reference.

(e)	Approval of directors.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Introduction”; “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 3. Recommendation by Global’s Board of Directors and the Special Committee”; “Special Factors — Section 4. Position of William L. Yde III and the Purchaser Group Regarding Fairness of the Offer and the Merger” and “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements” is incorporated herein by reference and the information set forth in Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations And Agreements” and “Item 4. The Solicitation Or Recommendation” is incorporated herein by reference .

The Merger Agreement and the transactions contemplated thereby were approved by a majority of directors of Global that are not employees of Global.

(f)	Other offers.

The information set forth in Schedule 14D-9 under the caption “Item 4. The Solicitation Or Recommendation” is incorporated herein by reference.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)-(c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents.

A copy of the fairness opinion of Moelis & Company, delivered to the Special Committee of the Board of Directors of Global (“Special Committee”), dated August 2, 2011, is attached as Annex B to the Schedule 14D-9 and, a copy of the written presentation of Moelis & Company to the Special Committee is filed as an exhibit to this Schedule 13E-3. This presentation is available for inspection and copying at Global’s principal executive offices during normal business hours by any interested holder of Shares or any representative thereof designated in writing.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)-(b) Source of funds; Conditions.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements”; “The Offer — Section 10. Source and Amount of Funds” and “The Offer — Section 11. Conditions of the Offer” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations And Agreements” and “Item 4. The Solicitation Or Recommendation” is incorporated herein by reference.

(c)	Expenses.

The information set forth in the Offer to Purchase under the caption “The Offer — Section 13. Fees and Expenses” is incorporated herein by reference.

(d)	Borrowed funds.

The information set forth in the Offer to Purchase under the captions “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements” and “The Offer — Section 10. Source and Amount of Funds” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations And Agreements” and “Item 4. The Solicitation Or Recommendation” is incorporated herein by reference.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	Securities ownership.

The information set forth in the Offer to Purchase under the captions “Introduction”; “Special Factors — Section 8. Transactions and Arrangements Concerning the Shares”; “Special Factors — Section 9. Certain Relationships between Parent, U.S. Parent or the Purchaser and Global”; “Special Factors — Section 10. Interests of Directors and Executive Officers in the Offer and the Merger” and “Schedule I” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations And Agreements”; “Item 8. Additional Information To Be Furnished — (c) Other material information — (7) Section 14(f) Information Statement” and “Annex A” is incorporated herein by reference.

(b)	Securities transactions.

The information set forth in the Offer to Purchase under the captions “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions” and “Special Factors — Section 8. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference and the information set forth in Schedule 14D-9 under the captions “Item 3. Past Contacts, Transactions, Negotiations And Agreements”; “Item 4. The Solicitation Or Recommendation” and “Item 6. Interest In Securities Of The Subject Company” is incorporated herein by reference.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

(d)	Intent to tender or vote in a going private transaction.

The information contained in the Offer to Purchase under the caption “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements — Contribution, Non-Tender and Support Agreement” and “Special Factors — Section 8. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference and the information set forth in Schedule 14D-9 under the caption “Item 3. Past Contacts, Transactions, Negotiations And Agreements” and “Item 4. The Solicitation Or Recommendation” is incorporated herein by reference.

(e)	Recommendation of others.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Introduction”; “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 3. Recommendation by Global’s Board of Directors and the Special Committee”; “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements” and “Special Factors — Section 8. Transactions and Arrangements Concerning the Shares” is incorporated herein by reference and the information set forth in Schedule 14D-9 under the caption “Item 3. Past Contacts, Transactions, Negotiations And Agreements”; “Item 4. The Solicitation Or Recommendation” and “Item 5. Persons/Assets Retained, Employed, Compensated Or Used” is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS.

(a)	Financial information.

The information set forth in the Offer to Purchase under the caption “The Offer — Section 8. Certain Information Concerning Global” is incorporated herein by reference. The audited financial statements of Global as of and for the fiscal years ended June 30, 2009 and June 30, 2010 are incorporated herein by reference to the Consolidated Financial Statements of Global included as Item 8 to Global’s Annual Report on Form 10-K for the fiscal year ended June 30, 2010 filed with the SEC on September 15, 2010. The unaudited consolidated financial statements of Global for the three and nine month periods ended March 31, 2011 are incorporated herein by reference to Item 1 of Part I of Global’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 filed with the SEC on May 13, 2011. These documents are accessible to view or copy at the SEC’s Public Reference room on 100F Street, NE, Washington, DC 20549, by calling 1-800-SEC-0330, or on the SEC’s website at www.sec.gov.

(b)	Pro forma information.

Not material.

ITEM 14.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	Solicitations or recommendations.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet”; “Introduction”; “Special Factors — Section 1. Background of the Offer; Past Contacts, Negotiations and Transactions”; “Special Factors — Section 6. Summary of the Merger Agreement and Other Agreements” and “The Offer — Section 13. Fees and Expenses” is incorporated herein by reference and the information set forth in Schedule 14D-9 under the captions “Item 4. The Solicitation Or Recommendation” and “Item 5. Persons/Assets Retained, Employed, Compensated Or Used” is incorporated herein by reference.

(b)	Employees and corporate assets.

None.

ITEM 15.	ADDITIONAL INFORMATION.

(b)	Golden parachute compensation table.

The information set forth in the Offer to Purchase under the caption “Special Factors — Section 10. Interests of Directors and Executive Officers in the Offer and the Merger” is incorporated herein by reference and the information set forth in the Schedule 14D-9 under the caption “Item 8. Additional Information To Be Furnished — (b) Golden parachute information” is incorporated herein by reference.

(c)	Other material information.

The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

The information contained in the Exhibits referred to in Item 16 below is incorporated herein by reference.

ITEM 16.	EXHIBITS.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 9, 2011 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed with the Securities and Exchange Commission (“SEC”) on August 9, 2011).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed with the SEC on August 9, 2011).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO filed with the SEC on August 9, 2011).

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO filed with the SEC on August 9, 2011).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO filed with the SEC on August 9, 2011).

(a)(1)(F)	Summary Advertisement published on August 9, 2011 (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO filed with the SEC on August 9, 2011).

(a)(2)(A)	Solicitation/Recommendation Statement on Schedule 14D-9, dated August 9, 2011 (incorporated by reference to the Schedule 14D-9 filed on August 9, 2011).

(a)(2)(B)	Recommendation Letter from the Board of Directors of Global (incorporated by reference to Exhibit (a)(5)(E) of the Schedule 14D-9, filed by Global with the SEC on August 9, 2011).

(b)	Letter Agreement, dated as of August 2, 2011, by and among Parent, U.S. Parent and Fund X/A AIV (incorporated by reference to Exhibit (b) of the Schedule TO filed with the SEC on August 9, 2011).

(c)(1)	Moelis Fairness Opinion (incorporated by reference to Annex B of the Solicitation/Recommendation Statement on Schedule 14D-9, filed by Global with the SEC on August 9, 2011).

(c)(2)	Moelis Fairness Presentation.

(d)(1)	Agreement and Plan of Merger, dated as of August 2, 2011, by and among Parent, U.S. Parent, the Purchaser and Global (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Global with the SEC on August 3, 2011).

(d)(2)	Contribution, Non-Tender and Support Agreement, dated as of August 2, 2011, by between Parent and the Chairman (incorporated by reference to Exhibit (d)(2) of the Schedule TO filed with the SEC on August 9, 2011).

(d)(3)	Amended and Restated Confidentiality Agreement, dated as of August 2, 2011, by and between Global and GTCR Golder Rauner II, LLC (incorporated by reference to Exhibit (d)(3) of the Schedule TO filed with the SEC on August 9, 2011).

(d)(4)	Letter Agreement, dated as of August 2, 2011, by and between Parent and William L. Yde III (incorporated by reference to Exhibit (d)(4) of the Schedule TO filed with the SEC on August 9, 2011).

(d)(5)	Guaranty, dated as of August 2, 2011, by Fund X/A AIV in favor of Global (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Global with the SEC on August 3, 2011).

(f)	None.

(g)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: August 9, 2011

GTCR GRIDLOCK ACQUISITION SUB, INC.

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Vice President and Secretary

GTCR GRIDLOCK HOLDINGS (CAYMAN) L.P.

By:	GTCR Gridlock Partners, Ltd.
Its:	General Partner

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Vice President and Secretary

GTCR GRIDLOCK HOLDINGS, INC.

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Vice President and Secretary

GTCR GRIDLOCK PARTNERS, LTD.

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Vice President and Secretary

GTCR FUND X/A AIV LP

By:	GTCR Partners X/A&C AIV LP
Its:	General Partner

By:	GTCR Investment X AIV Ltd.
Its:	General Partner

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Appointed Officer

GTCR FUND X/C AIV LP

By:	GTCR Partners X/A&C AIV Ltd.
Its:	General Partner

By:	GTCR Investment X AIV Ltd.
Its:	General Partner

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Appointed Officer

GTCR INVESTMENT X AIV LTD.

By:	/s/ Christian B. McGrath
Name:	Christian B. McGrath
Title:	Appointed Officer

GLOBAL TRAFFIC NETWORK, INC.

By:	/s/ Scott E. Cody
Name:	Scott E. Cody
Title:	Chief Operating Officer, Chief Financial Officer and Treasurer

WILLIAM L. YDE III

By:	/s/ William L. Yde III
Name:	William L. Yde III